SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

[February 18, 2004]

Metso Corporation (Translation of registrant’s name into English)

Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date February 18, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO DELIVER BOARD MAKING LINE TO JIANHUI PAPER IN CHINA

(Helsinki, Finland, February 18, 2004) - Metso Paper, part of Metso Corporation (NYSE: MX; HEX: MEO), together with its Chinese joint venture company Valmet-Xian, will supply a board making line to Dongguan Jianhui Paper Co., Ltd. in China. The new line is scheduled to start up in August 2005. The total value of the order is over EUR 30 million.

The ordered board making line will produce high quality coated recycled 5-ply board in the basis weight range of 250 - 450 g/m(2) with an annual production capacity of approximately 300,000 tons.

Valmet-Xian as well as Metso’s units in Finland and Sweden will participate in the delivery.

Dongguan Jianhui Paper is a significant board producer, located in Dongguan City in the province of Guangdong, Southeastern China. The board making line is the second one delivered to the same customer. The first delivery, the BM1 line, will start up in May 2004.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 27,400. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:
Tapani Kultaranta, Sales Manager, Board Business Line of Metso Paper, Inc. tel. +358 40 503 4490, tapani.kultaranta@metso.com

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850
Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation,
tel. +358 20 484 3004